UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 9, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

ANI Pharmaceuticals, Inc.
File Nos. 1-31812 and 333-185391

CF#33755

ANI Pharmaceuticals, Inc. submitted an application under Rules 406 and 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 5, 2016 and an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form S-4 filed on December 11, 2012.

Based on representations by ANI Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	May 5, 2016	through January 28, 2026
10.2	10-Q	May 5, 2016	through March 10, 2026
10.58	S-4	December 11, 2012	through April 30, 2018
10.59	S-4	December 11, 2012	through May 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary